Joan S. Guilfoyle Senior Counsel 901 New York Avenue NW 3rd Floor East Washington, DC 20001-4432	Direct 202.524.8467 Main 202.618.5000 Fax 202.618.5001 jguilfoyle@loeb.com

July 27, 2023

Benjamin Holt

Jeffrey Gabor

Shannon Menjivar

Howard Efron

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	American Acquisition Opportunity Inc.
Amendment No. 2 to Registration Statement on Form S-4 Filed May 5, 2023 File No. 333-268817

Dear Mr. Holt, Mr. Gabor, Ms. Menjivar, and Mr. Efron:

On behalf of our client, American Acquisition Opportunity Inc., a Delaware corporation (the “Company”), we submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) this letter setting forth the Company’s response to the comments contained in the Staff’s letter dated May 22, 2023 (the “Comment Letter”) regarding Amendment No. 2 to the Company’s Registration Statement on Form S-4 ( the “Second Amended Registration Statement”). Concurrent herewith, we are filing Amendment No. 3 to the Registration Statement reflecting the changes set forth below (the “Third Amended Registration Statement”). For ease of reference, we have reproduced the comments below in bold with our response following each comment.

Amendment No. 2 to Registration Statement on Form S-4 filed May 5, 2023

Basis of Pro Forma Presentation, page 52

1.	Please advise why the estimated per share redemption price differs between the $10.10 per share for Intermediate Redemptions and the $10.26 per share assuming Maximum Redemptions.

RESPONSE: The difference was due to a typographical error which has been corrected in Amendment No. 3 on page 55.

Transaction Accounting Adjustments, page 54

2.

Note D discloses cash proceeds of $632,817 on the issuance of 70,313 shares of Class A common stock. Please explain how the cash proceeds disclosed in Note D reconciles to the adjustments of $274,000 to cash and additional paid-in capital on the pro forma balance sheet or otherwise address this numerical discrepancy. Further, we note that Note B is intentionally omitted but is referenced within Note D. Please advise or revise. Finally, revise your disclosure so that we may better understand the transactions and the pro forma adjustments being addressed within both Notes C and D.

RESPONSE: The Pro Forma Financial Statements have been revised to correct the noted errors on page 57.

Proposal No. 1 - The Business Combination

Background of the Business Combination, page 63

3.

We note your response to comment 7. However, it is still unclear how the terms of the business combination "are the result of and equivalent to an arm’s length negotiations between representatives of American Acquisition Opportunity and Royalty." In this regard, we note that your disclosure indicates that the terms of the business combination are the result of negotiations between Messrs. Jensen and Taylor on behalf of American Acquisition Opportunity, and Mr. Sauve on behalf of Royalty, all of whom have financial interests in Royalty. Please revise accordingly.

RESPONSE: In response to the Staff’s comment, the Company has modified the referenced disclosure on page 66 to clarify that it is the Company’s belief about the arm’s length nature of the negotiation and also to highlight for stockholders, however, the conflict of interest.

4.

We note your response to comment 9. However, your disclosure appears to attribute to Blue & Co., LLC the board's valuation range for Royalty, in which case Blue & Co., LLC must be named as an expert and provide their consent to be named. For example, we note your references to the independent CPA firm engaged to do business valuation work as your "valuation expert." We also note your statement on page 70 that "[t]he American Acquisition Board believed that it had taken reasonable steps already by obtaining an independent third-party valuation firm to confirm its valuation range." Please revise accordingly. See Securities Act Rules C&DI 233.02.

RESPONSE: In response to the Staff’s comment, the disclosures on pages 8, 66, and 70-71 have been revised to delete references to the valuation firm as a “valuation expert” and to clarify that it was the Board making the final determination as to the value to be paid.

5.

We note your response to comment 10. However, we did not locate the expanded disclosures. Please expand your background discussion to provide more detailed disclosure regarding key business combination agreement negotiation considerations and how they changed over time. Currently, the background disclosure references drafts of, and discussions regarding, the business combination agreement without providing details or explaining the significance of material agreement terms or how they may have changed before being reflected in the approved business combination agreement. Please identify the original terms, clarify discussion points, and explain how and why any terms were revised over time.

RESPONSE: In response to the Staff’s comment, additional disclosures have been made to page 69.

6.	We note your response to comment 11. Please revise to identify the firm.

RESPONSE: Please see changes in response to comment 4. Based on our discussions with the Staff, as the Company has revised the disclosure so as to no longer refer to the valuation firm as a valuation expert.

American Acquisition Opportunity Board's Reasons for Approval of the Business Combination,

page 70.

7.

We note your response to comment 13. However, we did not locate the revised disclosures. Please revise to specify Royalty’s actual/projected enterprise value to revenue and enterprise value to EBITDA for 2021, 2022, and 2023.

RESPONSE: The disclosure referenced by the Staff can be found on page 75.

Certain Royalty Projected Financial Information, page 73

8.	We note your response to comment 16. Please revise to disclose why the change in trends is appropriate and assumptions are reasonable.

RESPONSE: In response to the Staff’s comment, the disclosures on page 77 have been revised.

9.

We note your response to comment 17. However, it is unclear how the key model assumptions support the volumes / respective units figures in the financial projections. As non-exclusive examples only, we note the following:

•	You state that for the ETI – Clean Energy royalty contract between one and two density gauge meters are expected to be constructed, deployed, and rented per month, which suggests a maximum annual volume of 24 units. However, the figures in the projections for Years 2, 3, 4, and 5 are 26, 50, 74, and 98, respectively.

•	You state that for the Data Hosting and Services royalty contract approximately one-half to one data storage and processing unit is expected to be built and deployed per month, which suggests a maximum annual volume of 12 units. However, the figures in the projections for Years 2, 3, 4, and 5 are 78, 197, 330, and 474, respectively.

•	You state that for the eko royalty contract approximately four homes are expected to be constructed per month, which suggests a maximum annual volume of 48 units. However, the figures in the projections for Years 1, 2, 3, 4, and 5 are 105, 564, 906, 1,050, and 1,194, respectively.

Please revise or advise, as appropriate. RESPONSE: In response to the Staff’s comment, the errors identified have been corrected on page 79.

10.	Please revise to specify in the key model assumptions the royalty rate for each royalty contract included in the financial projections.

RESPONSE: The disclosure regarding the projections has been revised in response to the Staff’s comment have been added on page 78-79.

11.

Please revise to reconcile the honey royalty rate for the Pollinate royalty contract. In this regard, we note your disclosure on page 76 that the royalty rate is $5.00 per pound of honey sold. However, in the notes to the financial statements for Royalty on page F-34 you state that the royalty rate is $1.00 per pound.

RESPONSE: The error on F-69 has been corrected.

12.

We note your response to comment 18, including that American Acquisition Opportunity's board reviewed audited financial statements of Royalty in lieu of requesting updated projections. Please explain what consideration the board gave to obtaining updated projections or that the projections cannot be relied upon. In this regard, we note that the projections suggest Royalty would earn approximately $4.4 million in royalty revenue during the period ending December 31, 2022 (Year 1). However, the audited financial statements for the year ended December 31, 2022 show that Royalty earned only $172,686 in total income. We also note that it appears four of the 11 royalty contracts included in the projections have yet to be executed, including the royalty contract projected to become Royalty's highest-earning, ETI - Clean Energy.

RESPONSE: The board was given quarterly business updates along with reviewing the annual and quarterly financial statements. The allocation of capital from Royalty to investment opportunities have been slowed by the merger process. Because of these reasons the board did not ask for updated projections.

Liquidity and Capital Resources, page 113

13.

We note your response to comment 20. Please revise to describe and analyze material cash requirements and sources of cash from known contractual and other arrangements, such as investments, convertible notes, or sales of equity. As a non-exclusive example only, we note Royalty's issuance of common shares for the purchase of membership interest. Please also revise to quantify the total amount outstanding under Royalty's convertible notes.

RESPONSE: The requested disclosure has been added on page 116 in response to the Staff’s comment.

Report of Independent Registered Public Accounting Firm, page F-2

14.

We note that the audit report does not cover the balance sheet as of 12-31-21 or the related financial statements for the period 1-20-21 (inception) to 12-31-21. In an amended filing, please include a revised audit report from your auditor which addresses these financial statement periods.

RESPONSE: A corrected audit report has been filed as part of Amendment No. 3.

Report of Independent Registered Public Accounting Firm, page F-23

15.

We note the audit report includes an explanatory paragraph for a going concern issue and references discussion about this issue at Note 2 to the financial statements. We have not located the referenced disclosure in the notes to your financial statements. Please advise.

RESPONSE: Disclosure has been added on page F-44 and F-63 in response to the Staff’s comment.

Condensed Consolidated Statement of Cash Flows , page F-27

16.

We note your adjustment labeled issuance of commons shares for purchase of membership interest of $9.5M. Please tell us what this adjustment represents and how you determined the adjustment was appropriate to add back to cash flow from operations.

RESPONSE: The disclosure on F-43 has been updated to fix the error.

Note 3 - Investments In Corporations and LLCs, page F-31

17.

We note an investment in your table for Maxpro Investment Holdings of $9.5 million as of 12-31-22. Please tell us how you account for the underlying holdings in 95 million Class A common stock of Ferrox Holdings Ltd. (Ferrox). Your response should include a discussion of your accounting and impairment policies. Additionally, please tell us your percentage of ownership interest in Ferrox as of 12-31-22.

RESPONSE: The disclosures on F-49 and F-67 have been updated.

Note 6 - Intangible Assets, page F-33

18.

We note your response to comment 25 and that it was determined that due to lack of market investment of the token that the entire investment caries a value of $0 and was adjusted accordingly. We further note an impairment charge of $2M on your income statement for the year ended December 31, 2022. Please clarify where this impairment charge has been reflected on your statement of cash flows for the year ended December 31, 2022.

RESPONSE: In response to the Staff’s comment, the income statement on page F-60,the cash flow statement on page F-62, and the disclosures on page F-63 have been revised.

19.

We note your response to comment 27 and reissue the prior comment as we are looking for a significantly more fulsome response. For each indefinite-lived intangible asset listed in your chart on page F-33, help us to better understand the nature of each intangible asset and share with us in sufficient detail those factors or considerations that are a part of your analysis that led you to conclude that there are no legal, regulatory, contractual, competitive or economic factors that limit the useful life of each asset to Royalty. Further, we note your prior response appears to indicate that cash flows to be received in the future were not a consideration in whether or not the intangible assets were deemed to be indefinite-lived. Clarify that point further and refer to Section 350-30-35 of the Accounting Standards Codification.

RESPONSE: Section 350-30-35 of the Accounting Standards Codification has been referred to in conjunction to understanding the nature of each intangible. The Company respectfully requests that the Staff reconsider that part of the comment asking for detailed and itemized factors relating to each intangible asset be disclosed in the footnotes. The Company and Royalty believe the level of disclosure presented is in accordance with GAAP.

Exhibits

20.	We note your response to comment 28. Please revise to include an active link to Exhibit 10.17, as required by Item 601(a)(2) of Regulation S-K.

RESPONSE: The exhibit index has been revised in response to the Staff’s comment.

21.

Please revise the consent filed as Exhibit 23.1 to confirm whether BF Borgers CPA PC consents to the incorporation of their report dated May 2, 2023, relating to the financial statements of Royalty Management Corporation.

RESPONSE: Revised consents have been filed in response to the Staff’s comment.

Please do not hesitate to contact Mitchell Nussbaum at (212) 407-4159 or Joan S. Guilfoyle at (202) 524-8567 at Loeb & Loeb LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Joan S. Guilfoyle

Joan S. Guilfoyle

Senior Counsel